SEC 873 (11-05)
OMB APPROVAL
OMB Number: 3235-0060
Expires: January 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CORRESPONDENCE

August 27, 2007
Date of Correspondence

Subjex Corporation
(Exact name of registrant as specified in its charter)

Minnesota	0-29711	41-1596056
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No)

3245 Hennepin Ave S Suite 1, Minneapolis MN	55408
(Address of principal executive offices)	(Zip Code)

(612) 827-2203

(Registrant’s telephone number, including area code)

Bill Demarest
Staff Accountant
Division of Corporation Finance
RE: Subjex Corporation
Form 10-KSB for the fiscal year ended December 31, 2006
Filed April 16th 2007
File No 0-29711

Dear Mr. Demarest,

We have reviewed your response letter dated August 23, 2007 and we disagree with your conclusion based on the following information.

1. While the Far Superior agreement was canceled in 2006 - that did not affect the sales made by Far Superior from a contractual perspective. The failure of the Far Superior agreement did not undue the sales made by Far Superior because Far Superior was selling (in part) existing Subjex Corporation products. Therefore the Far Superior agreement and the sales made by them were completely different transactions and the company was still under obligation to make good on these sales in 2006.

2. In 2007 it was realized that the company was unable to complete these sales therefore it made refund offers to these clients which were accepted.  These refunds were not part of any agreement with Far Superior nor were they part of the original sales agreements.  Therefore these refund agreements were made and refunded in 2007 and must be recorded at that time. Recording these refund transactions in 2006 would be completely inaccurate.

Sincerely,
Andrew Hyder
CEO

Subjex Corporation (“Company”) acknowledges and confirms that:
•	The “Company” is responsible for the adequacy and accuracy of this disclosure and correspondence.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Subjex Corporation
 (Registrant)

By /s/ Andrew Hyder

(Signature)

Andrew Hyder, CEO (acting CFO)
July 26, 2007